SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2011, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 8 hereof;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 8 to 9 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated August 9, 2012 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 7, 2012, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.2746 (EUR 0.7846 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as USD per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period end	Average (1)	High	Low
Quarter ended September 30, 2012	1.2856	1.2583	1.3142	1.2062

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2012 through November 2012 (November 2, 2012), as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
August 2012	1.2583	1.2149
September 2012	1.3142	1.2566
October 2012	1.3133	1.2876
November 2012 (through November 2, 2012)	1.2937	1.2848

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2012

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the EU (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2012.

The group’s total assets increased by 4.7%, or EUR 23.0 billion, from EUR 494.8 billion as of December 31, 2011 to EUR 517.9 billion as of September 30, 2012.

The group’s operating result before valuation amounted to EUR 1,717 million for the nine months ended September 30, 2012, compared with EUR 1,411 million for the same period in 2011. The main driver for the group’s operating result before valuation during the nine months ended September 30, 2012 was high net interest income reflecting favorable funding conditions for KfW. The group’s operating result before valuation is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, and (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss. These valuation effects consisted of the following:

•

Expenses for risk provisions in an amount of EUR 210 million for the nine months ended September 30, 2012 resulting in large part from risks related to KfW’s export and project finance business in the shipping sector (maritime industries), compared with corresponding earnings in an amount of EUR 260 million for the same period in 2011 resulting from reversals of risk provisions;

•

Net gains from securities and investments of EUR 118 million as market values of securities and equity investments rose further in the nine months ended September 30, 2012, compared with corresponding negative effects of EUR 83 million for the same period in 2011; and

•

Net gains from hedge accounting and other financial instruments at fair value through profit or loss of EUR 227 million for the nine months ended September 30, 2012 due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions compared to corresponding net gains of EUR 258 million for the same period in 2011(1).

The group’s consolidated result for the nine months ended September 30, 2012 amounted to EUR 1,739 million compared with EUR 1,806 million for the same period in 2011.

(1)	KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business area for the nine months ended September 30, 2012, as compared with the same period in 2011.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS AREA

	Nine months ended September 30,
	2012	2011
	(EUR in millions)
KfW Mittelstandsbank (1)	17,266	16,384

KfW Privatkundenbank	12,318	11,394

KfW Kommunalbank	5,766	11,231

Export and project finance (KfW IPEX-Bank)	8,838	10,378

Promotion of developing and transition countries	2,515	3,294
of which KfW Entwicklungsbank	1,574	2,644
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	941	650

Capital markets	1,527	389

Total promotional business volume (2) (3)	48,165	52,913

(1)	Commitment figures for the nine months ended September 30, 2011 include EUR 141 million under the KfW Sonderprogramm that were not disbursed due to cancellations and withdrawals which occurred after the contractual loan commitments but prior to or on September 30, 2011.

(2)	Total promotional business volume has been adjusted for commitments of EUR 64 million for the nine months ended September 30, 2012 (same period in 2011: EUR 158 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of KfW Mittelstandsbank’s promotional programs.

(3)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

KfW’s total promotional business volume decreased to EUR 48.2 billion for the nine months ended September 30, 2012 from EUR 52.9 billion for the same period in 2011. This decrease was largely driven by a decrease in commitments of KfW Kommunalbank.

Commitments of KfW Mittelstandsbank increased to EUR 17.3 billion for the nine months ended September 30, 2012 from EUR 16.4 billion for the same period in 2011. The drivers were increased commitments under KfW’s environmental investment programs and KfW’s start-up financing and general investment programs. Commitments under KfW’s innovation financing programs decreased due to the cancellation or rescheduling of projects.

Commitments of KfW Privatkundenbank increased to EUR 12.3 billion for the nine months ended September 30, 2012 from EUR 11.4 billion for the same period in 2011. This increase was mainly due to increased commitments in energy-efficiency oriented housing investment programs.

KfW Kommunalbank’s commitments decreased to EUR 5.8 billion in the nine months ended September 30, 2012 from EUR 11.2 billion for the same period in 2011. This development was mainly attributable to a decrease in commitments for global funding facilities to Landesförderinstitute and to a change in the recognition of these commitments from yearly to quarterly recognition intervals, leading to a more consistent allocation of commitments for global funding facilities throughout the year.

Commitments in KfW’s export and project finance business made by KfW IPEX-Bank during the nine months ended September 30, 2012 amounted to EUR 8.8 billion, compared to EUR 10.4 billion for the same period in 2011. This decrease was, in large part, due to decreased commitments under the CIRR scheme for ship financing.

Commitments in respect to KfW’s promotion of developing and transition countries decreased to EUR 2.5 billion for the nine months ended September 30, 2012 from EUR 3.3 billion for the same period in 2011. This decrease was primarily linked to a decline in commitments for KfW Entwicklungsbank’s financial cooperation loans, which was only partly offset by an increase in DEG’s commitments.

Commitments under KfW’s capital markets business amounted to EUR 1.5 billion for the nine months ended September 30, 2012 compared to EUR 0.4 billion for the same period in 2011. This increase was mainly due to an increase in commitments under the program for the refinancing of export loans.

Sources of Funds

The volume of funding raised in the capital markets in the ten months ended October 31, 2012 totaled EUR 76.7 billion, of which 50% was raised in euro, 31% in U.S. dollar and the remainder in 13 other currencies.

Capitalization and Indebtedness of KfW Bankengruppe as of September 30, 2012

(EUR in millions)
Borrowings
Short-term funds	19,345
Bonds and other fixed-income securities	392,943
Other borrowings	46,303
Subordinated liabilities (1)	3,247

Total borrowings	461,838

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	5,947
Reserve from the ERP Special Fund	1,101
Retained earnings	7,801
Fund for general banking risks	1,700
Revaluation reserves	22

Total equity	19,870

Total capitalization	481,707

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2012, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.

The capitalization of KfW Bankengruppe as of September 30, 2012 is not necessarily indicative of its capitalization to be recorded as of December 31, 2012.

The increase in total equity of EUR 2,023 million from EUR 17,847 million as of December 31, 2011 to EUR 19,870 million as of September 30, 2012 reflected (i) an increase of EUR 284 million of revaluation reserves due to valuation profits recognized directly in equity relating to available-for-sale financial assets, and (ii) KfW Bankengruppe’s consolidated result of EUR 1,739 million for the nine months ended September 30, 2012.

KfW is not subject to the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business. However, KfW calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the nine months ended September 30, 2012, KfW’s total capital ratio according to section 2(6) of the German Solvency Regulation amounted to 19.5% and its tier 1 ratio amounted to 17.1% as of September 30, 2012.

Other Recent Developments

Privatization Transaction

On September 11, 2012, KfW sold 60 million shares of Deutsche Post AG to institutional investors in an accelerated bookbuilding process. This sale represents a continuation of Deutsche Post AG’s privatization process, which was conducted in close consultation with the Federal Ministry of Finance, and resulted in a reduction of KfW’s stake in Deutsche Post AG from approximately 30.5% to 25.5% as of such date.

Profit Distribution

On November 4, 2012, the committee of the German governing coalition agreed to revoke the prohibition on profit distribution by KfW, which is stipulated in the KfW Law. According to a press release of the committee of the German governing coalition, the prohibition on profit distribution shall be lifted with effect for profit generated, if any, in the 2013 fiscal year. Profits shall be kept by KfW to the extent necessary for an adequate capitalization. Any remainder shall be distributed to KfW’s shareholders in proportion to their respective stakes. KfW is currently unable to predict whether and, if so, when or in what form such plans may be realized or any amendments to the KfW Law may be implemented.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2011	0.5	3.0
3rd quarter 2011	0.4	2.7
4th quarter 2011	-0.1	1.9
1st quarter 2012	0.5	1.2
2nd quarter 2012	0.3	1.0

The German gross domestic product increased 0.3% after price, seasonal and calendar adjustments in the second quarter of 2012 compared with the first quarter of 2012. Positive contributions to economic growth were made by final consumption expenditure and the balance of exports and imports.

In the second quarter of 2012, exports adjusted for price, seasonal and calendar variations increased by 2.5% compared to the first quarter of 2012, while imports adjusted for price, seasonal and calendar variations increased by 2.1% compared to the first quarter of 2012. The balance of exports and imports thus contributed 0.3 percentage points to GDP growth. In the second quarter of 2012, the contributions made by domestic uses varied. In the second quarter of 2012, the final consumption expenditure of households increased by 0.4% and final consumption expenditure of government increased by 0.2% compared to the first quarter of 2012. These increases were more than offset by a decline in capital formation. Gross fixed capital formation in machinery and equipment decreased by 2.3%, while gross fixed capital formation in construction decreased 0.3% compared to the first quarter of 2012. The decline in inventories also had a negative impact of 0.1 percentage points on economic growth in the second quarter of 2012. Overall, domestic uses had a slightly negative effect of 0.1 percentage points on the growth of gross domestic product.

In a year-on-year comparison, GDP in the second quarter of 2012 increased by 1.0% in calendar adjusted terms compared to the second quarter of 2011.

Source: Statistisches Bundesamt, Detailed results on the gross domestic product for the 2 quarter of 2012, press release of August 23, 2012 (https://www.destatis.de/EN/PressServices/Press/pr/2012/08/PE12_287_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
September 2011	0.1	2.6
October 2011	0.0	2.5
November 2011	0.0	2.4
December 2011	0.7	2.1
January 2012	-0.4	2.1
February 2012	0.7	2.3
March 2012	0.3	2.1
April 2012	0.2	2.1
May 2012	-0.2	1.9
June 2012	-0.1	1.7
July 2012	0.4	1.7
August 2012	0.4	2.1
September 2012	0.0	2.0

Consumer prices in Germany were 2.0% higher in September 2012 compared to September 2011. The inflation rate thus decreased slightly compared to the year-over-year inflation rate of 2.1% in August 2012.

In September 2012, the inflation rate was mainly driven by increases in energy prices, which increased by a total of 7.0% compared with September 2011. In particular, prices of mineral oil products, which increased by 9.3%, and charges for central and district heating, which increased by 8.7%, were significantly higher than in September 2011. Without the impact of the increases in energy prices, the year-on-year inflation rate would have been constant at 1.4% from June 2012 through September 2012. Food prices increased by 2.9% from September 2011 to September 2012.

Prices for goods overall increased by 3.0% from September 2011 to September 2012, while prices of services increased by only 1.0% in the same period.

Compared to August 2012, the consumer price index remained unchanged in September 2012, as price increases, such as increases in energy prices and clothing and footwear prices, were offset by seasonal price decreases, such as decreases in prices of accommodation services and package holidays (-8.8% and -8.3%, respectively).

Source: Statistisches Bundesamt, Consumer prices in September 2012: +2.0% on September 2011, press release of October 11, 2012 (https://www.destatis.de/EN/PressServices/Press/pr/2012/10/PE12_353_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2011	5.3	5.8
October 2011	5.2	5.7
November 2011	5.5	5.6
December 2011	5.5	5.6
January 2012	6.4	5.6
February 2012	5.9	5.6
March 2012	5.5	5.6
April 2012	5.3	5.6
May 2012	5.6	5.5
June 2012	5.3	5.5
July 2012	5.8	5.5
August 2012	5.4	5.4
September 2012	5.1	5.4

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 324,000 persons, or 0.8%, from September 2011 to September 2012. Compared to August 2012, the number of employed persons in September 2012 decreased by approximately 15,000, after adjustment for seasonal fluctuations.

In September 2012, the number of unemployed persons decreased by approximately 48,000, or 2.2%, compared to September 2011. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in September 2012 decreased by 19,700, or 0.9%, compared to August 2012.

Sources: Statistisches Bundesamt, September 2012: Dynamik des Beschäftigungsaufbaus lässt nach, press release of October 30, 2012 (https://www.destatis.de/DE/PresseService/Presse/Pressemitteilungen/2012/10/PD12_377_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten

(https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false2).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to September 2012	January to September 2011
Foreign trade	143.4	119.1
Services	-7.5	-8.1
Factor income (net)	36.1	29.7
Current transfers	-31.2	-27.8
Supplementary trade items	-21.7	-12.6

Current account	119.2	100.3

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in September 2012: -3.4% on September 2011, press release of November 8, 2012 (https://www.destatis.de/EN/PressServices/Press/pr/2012/11/PE12_385_51.html).

Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure

According to the EDP notification table published by Eurostat in October 2012, the Federal Government forecasts that the German general government deficit for full year 2012 will be 0.5% of GDP. The general government gross debt ratio is forecast to be 82.2% in 2012, an increase from 80.5% in 2011.

Sources: Eurostat, EDP Notification Tables, October 2012, Germany (http://epp.eurostat.ec.europa.eu/portal/page/portal/government_finance_statistics/documents/DE_2012-10.pdf).

Other Recent Developments

Financial System

In June 2012, the Heads of State or Government of the Euro Area Member States stated they expect the European Commission to present a proposal for a single banking supervisory mechanism shortly. Once established for banks in the euro area and following a regular decision, the ESM may be granted the ability to recapitalize banks directly. In October 2012, the Heads of State or Government committed to seek an agreement on legislative proposals for the single supervisory mechanism by January 1, 2013.

Source: Euro Area Summit Statement, June 29, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/131359.pdf); Statement by President Barroso at the post-European Council press conference, press release of October 19, 2012 (http://europa.eu/rapid/press-release_SPEECH-12-747_en.htm?locale=en).

The European Union and European Integration

In September 2012, the German Federal Constitutional Court approved the ratification of the ESM treaty and the fiscal compact. The approval by the Federal Constitutional Court is subject to a legally binding clarification under international law to the effect that the maximum liability of the Federal Republic in the amount of EUR 190 million may only be increased if the representative of the Federal Republic in the relevant bodies of the ESM approves such an increase. In late September 2012, the parties to the ESM issued a statement confirming compliance with the condition imposed by the German Federal Constitutional Court. Accordingly, the president of the Federal Republic signed the laws approving the fiscal compact and the ESM. The ESM was launched on October 8, 2012.

Sources: Bundesministerium der Finanzen, Fragen und Antworten zum Europäischen Stabilitätsmechanismus (ESM) (http://www.bundesfinanzministerium.de/Content/DE/FAQ/2012-08-16-esm-faq.html); Bundesregierung, Euro-Rettungsschirm ESM gestartet, statement of October 9, 2012 (http://www.bundesregierung.de/Content/DE/Artikel/2012/09/2012-09-12--bundesverfassungsgericht-zu-esm-und-fiskalvertrag.html); European Stability Mechanism, European Stability Mechanism (ESM) is inaugurated, press release of October 8, 2012 (http://www.esm.europa.eu/press/releases/20121008_esm-is-inaugurated.htm).

Policy Responses to the Global Economic and Financial Crisis

On September 6, 2012, the president of the ECB stated that the ECB decided on the modalities for undertaking Outright Monetary Transactions (OMTs) in secondary markets for sovereign bonds in the euro area. Within its mandate to maintain price stability over the medium term and in observance of its independence in determining monetary policy, the ECB intends to preserve the singleness of its monetary policy and to ensure the proper transmission of its policy stance to the real economy throughout the euro area. OMTs are aimed at enabling the ECB to address severe distortions in government bond markets.

Source: Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, September 6, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120906.en.html).

In October 2012, the German Government introduced a draft law, the third Financial Market Stabilization Act, that would allow the SoFFin to extend new guarantees and incur loans to stabilize German banks through the end of 2014 in order to bridge the period until a European directive on recovery and resolution of credit institutions has been implemented by the member states. According to the draft law, SoFFin and the restructuring fund, which have previously been separate systems, will be more closely integrated. In particular, the financial resources that are funded by the bank levy and accumulate in the restructuring fund will be used to cover possible losses arising from future SoFFin measures when the accounts of the SoFFin will be finally closed. In addition, the group of institutions eligible to apply to SoFFin and the group of institutions required to pay the bank levy will be harmonized.

Source: Bundesregierung, Extension of protection against systemic banking crises, statement of October 17, 2012 (http://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Topics/Financial_markets/Articles/2012-10-23-extension-of-protection-against-systemic-banking-crises.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR FRANK CZICHOWSKI
Name: Dr Frank Czichowski
Title: Senior Vice President and Treasurer

By:	/S/ JÜRGEN KÖSTNER
Name: Jürgen Köstner
Title: Vice President

Date: November 8, 2012